Submitted as Confidential Correspondence (CORRESP)

to the U.S. Securities and Exchange Commission

via EDGAR Filing System

Value Exchange International, Inc.

Unit 602, Block B, 6 Floor, Shatin Industrial Centre, 5-7 Yuen Shun Circuit,

Shatin N.T., Hong Kong SAR

Telephone: (852) 2950 4288

October 17, 2023

Division of Corporation Finance
Disclosure Review Program

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Gowetski, SEC Staff Attorney

Re:	Response to Staff Comment Letter, dated September 22, 2023

Value Exchange International, Inc.
Item 9(c) - Form 10-K for the Fiscal Year Ended December 31, 2022
File No. 000-53537

Dear Ms. Gowetski and Division of Corporation Finance:

This letter is the response of Value Exchange International, Inc., a Nevada corporation, (“Company”) to the Comment Letter, dated September 22, 2023, (“Comment Letter”) by the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”). The Staff’s sole request for a response is set forth below before the Company’s response.

Definitions. As used in this response to the Comment Letter: (1) “PRC” means the Peoples’ Republic of China, including all government agencies thereof and Hong Kong SAR and Macau SAR; (2) “CCP” means the Chinese Communist Party; (3) “Disclosure” means the Company’s disclosure referenced in the Comment Letter and made in the Company’s Form SPDSCL-HFCAA-GOV (addressing disclosures under Item 9(c) of Annual Report on Form 10-K for fiscal year ended December 31, 2022), as filed with the Commission on August 29, 2023 (“Form SPDSCL”); (4) “Directors” means current directors of the Company; and (5) “Form 10-K” means the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

1.	Commission’s Comment:

Form 10-K for Fiscal Year Ended December 31, 2022 - General

1. We note your statement that you reviewed public filings and material contracts as well as your representation relating to the absence of foreign government representation on your board of directors in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and explain your diligence with respect to your representation relating to the absence of foreign government representation on your board of directors. In addition, please tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission.

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Company Response:

Director Statements. Company is submitting under separate cover, sent by Federal Express to your offices, sworn statements by each of the Directors as to the absence of any employment or membership relationships between the Directors and the PRC or the CCP.

Company Due Diligence. With respect to the Company’s due diligence beyond the due diligence stated in the Form SPDSCL for the Disclosure, the Company did the following:

1.       Internal Process. (a) Filing Review. As usual and customary for any filings by the Company with the Commission, each of the Directors was provided the proposed Form SPDSCL with the Disclosure for review and comment prior to filing of the Form SPDSCL with the Commission. Due to periodic reminders from the Company to Directors, the Directors fully understand that the Company and Directors are responsible and liable for any material misrepresentations or omissions of material information in Company filings with Commission. As such, the review process is not treated as a perfunctory exercise by Directors. A reminder of the importance of the accuracy of the proposed disclosure in the Form SDPSCL about foreign government engagement or control was emphasized in the tender of the draft Form SPDSCL provided to the Directors. Upon such review, no Director made any edits, corrections, objections or qualifications of the disclosures in the Form SPDSCL as filed with the Commission.

(b) Review of Public Profiles. The Directors review and update or correct their profiles contained in Company filings with the Commission, especially the annual reports on Form 10-K and any proxy statements or information statements. The Directors’ profiles in the Company’s filings with the Commission and profiles contained in filings with the Commission by other public companies that engaged any Directors as directors or executive officers were checked by U.S. legal counsel for the Company prior to filing of the Form SPDSCL with the Commission. U.S. legal counsel also performed a general Internet search on the Directors prior to filing of the Form SPDSCL for any indication of PRC or CCP relationship. The other U.S. public companies that were checked were: Hapi Metaverse, Inc. (SEC File Number: 333-194748); DSS, Inc. (SEC File Number: 001-32146); Alset, Inc. (SEC File Number: 001-39732); Alset Capital Acquisition Corp. (SEC File Number: 001-41254); and Sharing Services Global Corporation (SEC File Number: 000-55997).

Background. As a factor in the due diligence performed by the Company in this matter were the following circumstances: Prior to the filing of the Form SPDSCL with the Commission, the Directors had a heightened understanding of the sensitivity and importance of accurate disclosures about relationships with the PRC and CCP by Directors in filings with the Commission as a result of:

(a)       The Directors’ prior involvement in the review of the Form 10-K and amendments thereto and the Staff’s extensive comments on the Form 10-K and its amendments, and the Company’s responses to those Staff comments concerning the PRC, CCP, and impact on the Company of PRC and Hong Kong SAR business and financial regulation and changes in that regulation;

(b)       The Directors review and discussion of the impact of the Company being identified as a Commission Identified Issuer (“CII”) in 2022 as well as the existing and potential impact of the CII status and Holding Foreign Companies Accountable Act (“HFCAA”) on the Company;

(c)       The Directors being previously provided the Staff’s Sample Letter to Companies Regarding China-Specific Disclosures as due diligence materials for review of filings by the Company with the Commission (at URL: https://www.sec.gov/corpfin/sample-letter-companies-regarding-china-specific-disclosures); and

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(d)       Directors have the benefit of understanding the requirements and importance of compliance through prior service as directors, officers or professional advisors to companies, including U.S. public companies for some Directors.

3.       Other Due Diligence Measures: Legal Opinion or Third Party Certification. The Company did not use a legal opinion or third party certification in due diligence for the Disclosure. For the reasons stated below, the Company did not believe that either a legal opinion or third party certification was necessary in this instance.

Typically, a legal opinion or third party certification of directors’ relationships is used by international corporations in significant international corporate transactions for which there are significant liability concerns about business, financial and other relationships and dealings of directors, or where outside directors are numerous and their business, financial, and other dealings and relationships raise a concern about undisclosed foreign government control or influence. To be credible and as a practical matter, a legal opinion or third party certification would have to be conducted by an independent, large international law firm or consulting firm associated with an international public audit firm. Based on prior dealings with such firms by Company’s outside U.S. legal counsel and current bill rates for U.S. law firms with international offices, the cost of such a legal opinion or third party certification and related investigation would cost hundreds of thousands of dollars and take weeks for an opinion or certification covering eight Directors located in three nation-states. The conduct of such third-party due diligence and opinion or report by a PRC law firm or consulting firm, or a non-PRC law firm or consulting firm with no significant international presence and resources, would not be sufficiently credible – either to a regulator or the Company. While the Company and its board of directors are committed to proper due diligence as part of internal controls and liability avoidance and are prepared to spend necessary funds to establish and maintain proper internal controls and systems, as evidenced by the Company transitioning from a Hong Kong SAR public auditor to a U.S. based public auditor as well as the not insignificant cost of providing the Directors’ sworn statements, the Company did not believe that incurring the cost of a legal opinion or third certification and related investigation was necessary in this instance. The cost of legal opinion or third party certification with related investigation would have substantially depleted available cash and loan reserves.

The Company is a small reporting company with limited revenues and current operations focused on retail sales technology support for retailers. The Company is not engaged in the sort of international transactions and dealings, or information exchanges, that concern or attract the attention or interest of the PRC or CCP. The business and financial activities of the Company are not dependent upon or require any material commercial or relationships with the PRC or CCP.

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In closing, the Company and Directors are aware that the Company and its management are responsible for the accuracy and adequacy of disclosures in filings with the Commission, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any additional questions or comments regarding the Form 10-K and Disclosure, please contact the Company’s U.S. counsel, Paul W. Richter at (703) 725-7299 (cell #) or via email at pwr@pwrichtersec.com, or the chief financial officer of the Company, Channing Au, at +(852) 2950 4288 or via e-mail at Channing.AU@value-exch.com. Thank you very much.

Very truly yours,

/s/ Channing Au

Channing Au

Chief Financial officer

cc: Robert Trapp, Audit Committee Member; Wong Tat Keung, Audit Committee Member; Wong Shui Yeung, Audit Committee Member

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